Douglas Emmett, Inc. 1299 Ocean Avenue, Suite 1000, Santa Monica, California 90401 Telephone 310.255.7700 Facsimile 310 255.7701

November 12, 2021

VIA EDGAR CORRESPONDENCE

Ameen Hamady
Kristi Marrone
Office of Real Estate & Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Douglas Emmett, Inc.
    Form 10-K for the year ended December 31, 2020
    Filed February 22, 2021
    File No. 001-33106

Dear Mr. Hamady and Ms. Marrone:

We are in receipt of your letter dated November 2, 2021 regarding comments to the above referenced filing. For your convenience, the comments contained in your letter are reprinted below in italics followed by our response:

Form 10-K for the year ended December 31, 2020

Critical Accounting Policies, page 50

1.COMMENT:

We note that you capitalized development costs of $186.4 million, $75.3 million and $78.7 million in 2020, 2019 and 2018, respectively. Given the temporary suspension of repositioning work due to Covid-19, your disclosures which highlight the continued West Los Angeles development which has been ongoing since 2017 and the conversion of the office tower in downtown Honolulu which has been ongoing since 2018, please tell us more about the factors that led to the significant increase in capitalized development costs during fiscal 2020. Please ensure that MD&A disclosures fully address the facts and circumstances that drove the change and whether disproportionate fluctuations in trends are expected to recur. See Item 303(b)(2)(i) and (ii) of Regulation S-K.

Ameen Hamady
Kristi Marrone
November 12, 2021

COMPANY RESPONSE:

The Company respectfully advises the Staff that during 2020, the significant increase in costs at our development projects (which were not suspended), was primarily due to the Brentwood and Honolulu developments entering their major construction phase in 2020. The capital invested in our development projects far exceeded the savings from the temporary suspension of our repositioning projects that began part way through the year (the suspension did not occur until the impact of Covid became clear, and it took time for costs to slow after the suspension). In our 2020 10-K (see page 38), we disclosed that our development projects are expected to cost an aggregate of about $260-300 million not including the cost of the park at the Brentwood development. In addition, our 2020 10-K (see page 38) disclosed that units from our development projects were expected to be delivered in 2020 for our Hawaii project and in 2022 for our Brentwood project (now accelerated to the fourth quarter of 2021), both benefiting from the significant work undertaken during the major construction occurring in 2020.

In our future filings, we will continue to consider item 303(b)(2)(i) and (ii) of Regulation S-K and describe known trends or uncertainties, including those relating to our development and repositioning projects, that have had or that are reasonably likely to have a material favorable or unfavorable impact on our revenues or income from continuing operations.

Note 1. Overview

Basis of Presentation, page F-12

2.COMMENT:

We note that you consolidate certain VIEs as a result of being the primary beneficiary. We further note from page F-20 that you acquired an additional 16.3% equity in Fund X, resulting in consolidation of that JV. Please tell us your consideration of presenting the assets and liabilities of consolidated VIEs separately on the face of the consolidated balance sheets in accordance with ASC 810-10-45-25.

COMPANY RESPONSE:

The Company respectfully advises the Staff that virtually all of our business is conducted through our Operating Partnership which is consolidated by the Company under the VIE consolidation model. Our Operating Partnership similarly consolidates our three JV’s under the VIE consolidation model. As a result, the consolidated assets and liabilities of our consolidated VIEs, other than dividends payable and some other de minimis amounts, are substantially the same as the assets and liabilities presented on our consolidated balance sheet. After further considering ASC 810-10-45-25, we believe that disclosing the information related to our consolidated VIEs on the face of the consolidated balance sheet would be duplicative because substantially all our assets and liabilities are held by our consolidated VIEs. Alternatively, we believe that separately disclosing the three consolidated JV’s assets and liabilities in Note 1 “Overview” – “Basis of Presentation” section of our consolidated financial statement footnotes in addition to continuing to disclose that we consolidate our Operating Partnership and that substantially all our assets and liabilities are owned through the Operating Partnership, would be most useful to investors.

Ameen Hamady
Kristi Marrone
November 12, 2021

In future filings, we intend to revise our current disclosure in Note 1 “Overview” – “Basis of Presentation” to our consolidated financial statements with the underlined language below:

Note 1. Overview

Basis of Presentation

The accompanying consolidated financial statements are the consolidated financial statements of Douglas Emmett, Inc. and its subsidiaries, including our Operating Partnership and our consolidated JVs. All significant intercompany balances and transactions have been eliminated in our consolidated financial statements.

We consolidate entities in which we are considered to be the primary beneficiary of a VIE or have a majority of the voting interest of the entity. We are deemed to be the primary beneficiary of a VIE when we have (i) the power to direct the activities of that VIE that most significantly impact its economic performance, and (ii) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. We do not consolidate entities in which the other parties have substantive kick-out rights to remove our power to direct the activities, most significantly impacting the economic performance, of that VIE. In determining whether we are the primary beneficiary, we consider factors such as ownership interest, management representation, authority to control decisions, and contractual and substantive participating rights of each party.

We consolidate our Operating Partnership through which we conduct substantially all of our business, and own, directly and through subsidiaries, substantially all of our assets, and are obligated to repay substantially all of our liabilities, including $3.19 billion of consolidated debt. See Note 8. We also consolidate three JVs (four JVs before December 31, 2020 - see "2020 Property Disposition" in Note 3 for more information regarding the dissolution of one of our JVs before December 31, 2020) through our Operating Partnership. We consolidate our Operating Partnership and our three JVs because they are VIEs and we or our Operating Partnership are the primary beneficiary for each. As of December 31, 2020, our consolidated VIE entities, excluding our Operating Partnership, had aggregate consolidated assets of $3.6 billion (of which $3.4 billion related to investment in real estate) and aggregate consolidated liabilities of $1.7 billion (of which $1.6 billion related to debt).

If you should have any additional questions please contact me directly at (310) 255-7749.

Sincerely,

/s/ Peter Seymour
Peter Seymour
Chief Financial Officer
Douglas Emmett, Inc.